                November 17, 2006

VIA EDGAR

Song Brandon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Registration Statement on SB-2 (“Form SB-2”)
Response Furnished on November 9, 2006
File No. 333-137774

Dear Ms. Brandon:

This letter responds to comments contained in the Staff letter, dated November 16, 2006, addressed to Dr. Hun-Chi Lin, the Company’s President, with respect to the Company’s filing of Form SB-2.

Form SB-2

1.
We note your response to comment 1. However, given the nature and size of the transaction, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(l)(i) with respect to the shares being offering by MW Offshore, Ltd., MW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Please remove these entities from your Form SB-2. Additionally with respect to those entities, please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners U, LLC, as selling shareholders convert or exercise the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register the transaction as a primary offering; identify the investors identified as selling shareholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

Response:

During our conversation this morning you indicated that one of the Staff concerns is that it does not seem that any shares previously registered by the Company for AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC (collectively, the “Investors”) had been sold and that the Staff will therefore not approve the registration of the same transaction. Accordingly, I would like to clarify the current status of the transaction between the Company and the aforementioned Investors.

To obtain funding for ongoing operations the Company entered into a Securities Purchase Agreement with the Investors on June 14, 2005 for the sale of an aggregate of $2,000,000 in callable secured convertible notes, which amount has been fully funded. In connection with the foregoing transaction the Company registered on August 26, 2005, an aggregate of 67,580,408 shares issuable upon conversion of the callable secured convertible notes, based upon a then current market price of the common stock of the Company. Since the effectiveness of such registration statement, the Investors have converted an aggregate of $515,221 of outstanding principal under the callable secured convertible notes in exchange for all 67,580,408 shares of common stock of the Company which had been registered. At this point the Company and the Investors desire to file a registration statement to register additional shares of common stock of the Company, issuable upon conversion of the third tranche of callable secured convertible notes issued in the aggregate principal amount of $700,000, based upon the current market price of the common stock of the Company. The Company has not received any additional funds. We would propose putting in additional information in the registration statement in order to disclose the foregoing information.

In light of the foregoing, we believe the proposed registration of shares constituting approximately 28% of the Company’s outstanding shares held by non-affiliates should be permitted under Rule 415 (a)(1)(i), which permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder

Yoel Goldfeder